Exhibit 99.1

SUZANO S.A.	SUZANO S.A.
Companhia Aberta de Capital Autorizado	Publicly Held Company
CNPJ/ME nº 16.404.287/0001-55	Corporate Taxpayer ID (CNPJ/ME) No. 16.404.287/0001-55
NIRE 29.3.0001633-1	Company Registry (NIRE) 29.3.0001633-1
COMUNICADO AO MERCADO	NOTICE TO THE MARKET

São Paulo, 27 de fevereiro de 2023 – Suzano S.A. (“Companhia”) (B3: SUZB3 / NYSE: SUZ), em cumprimento às disposições constantes da Lei n° 6.404, de 15 de dezembro de 1976, conforme alterada (“Lei das Sociedades por Ações”), da Resolução da Comissão de Valores Mobiliários (“CVM”) nº 80, de 29 de março de 2022 e da Resolução da CVM nº 44, de 23 de agosto de 2021, em linha com as melhores práticas de governança corporativa e em complementação às informações divulgadas por meio do Comunicado ao Mercado de 14 de novembro de 2022, vem informar aos seus acionistas e ao mercado em geral o investimento, nesta data, pela Companhia, em conjunto com Marfrig, Rabobank e Vale, na Biomas – Serviços Ambientais, Restauração e Carbono S.A. (“Biomas”), no valor de R$ 20.000.000,00 (vinte milhões de reais) cada, nos termos dos respectivos acordos de  investimento, uma vez que foram cumpridas as condições precedentes e realizados os atos

São Paulo, February 27th, 2023 – Suzano S.A. (“Company”) (B3: SUZB3 / NYSE: SUZ), in compliance with the provisions of Law No. 6,404, dated as of December 15, 1976, as amended (“Brazilian Corporate Law”), of the Brazilian Securities Commission (“CVM”) Resolution No. 80, dated as of March 29th, 2022, and of CVM Resolution No. 44, dated as of August 23rd, 2021, in line with corporate governance best practices, and in addition to the information disclosed through the Notice to the Market dated November 14th, 2022, hereby informs its shareholders and the market in general the investment, on this date, by the Company, together with Marfrig, Rabobank and Vale, in Biomas – Serviços Ambientais, Restauração e Carbono S.A. (“Biomas”), in the amount of R$20 million each, under the terms of the respective investment agreements, in view of the fulfillment of all conditions precedent and performance of the closing acts provided for in the respective agreements.

de fechamentos estabelecidos em referidos acordos.
A Biomas atuará nas atividades de restauração, conservação e preservação de florestas no Brasil.	Biomas will operate in the activities of restoration, conservation, and preservation of forests in Brazil.
A Companhia informa que o ingresso do Itaú e do Santander como acionistas da Biomas está sujeito à autorização pelo Banco Central do Brasil.	The Company informs that the entrance of Itaú and Santander as shareholders of Biomas is subject to authorization by the Central Bank of Brazil.
Por fim, a Companhia reitera seu compromisso de manter os acionistas e o mercado em geral informados acerca de qualquer outro assunto de interesse de seus acionistas e do mercado.	Lastly, the Company reiterates its commitment to keep shareholders and the market in general informed about any matter of interest to its shareholders and the market.
São Paulo, 27 de fevereiro de 2023.	São Paulo, February 27th, 2023.
Marcelo Feriozzi Bacci	Marcelo Feriozzi Bacci
Diretor Executivo de Finanças e de Relações com Investidores	Chief Financial and Investor Relations Officer